FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒ No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

News Release

For Release: Thursday, February 17, 2005

AMCOR ANNOUNCES OPERATING PROFIT AFTER TAX UP 6.2% TO $199.4
MILLION

Amcor announces today that profit after tax and before significant items for the six months to December 31, 2004 was up 6.2% to $199.4 million against the prior comparative period of six months to December 31, 2003.  Significant items after tax were a loss of $35.6 million.

Earnings per share, pre significant items, increased 3.7% to 22.7 cents.

The interim dividend increased 6.3% from 16.0 cents per share to 17.0 cents per share with franking at 28%.

Cash flow generation remained strong and for the half was $458 million which was 52.1 cents per share.

Amcor’s Executive Chairman, Mr Chris Roberts said: “The 6% increase in profit was a satisfactory result in line with expectations and is consistent with our stated target of achieving 20% growth over a two year time frame.

Operating Divisions

“Amcor Australasia had another strong half with earnings up 7%, benefiting from ongoing cost reduction programs and improving operating efficiencies.

“The second glass furnace at the wine bottle plant in Gawler, South Australia successfully commenced operations ahead of schedule in December and this business continues to receive strong customer support.

“Amcor PET Packaging had a solid half with the business in North America achieving a better result than anticipated due to good growth in the custom market and a tight control on costs.  The Latin American operations had a very strong half, highlighted by a substantial improvement in the Brazilian operations.  This was offset by a poor performance in Europe where a cool summer, substantially lower volumes from a key strategic customer and a reduction in refillable PET bottles in Germany, meant that earnings were lower.

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

“Earnings were up 13% at Amcor Flexibles.  This was achieved against a backdrop of rapidly rising raw material costs that had to be passed through to customers and the full period impact of the Rexam flexibles acquisition.

“The business has undertaken substantial restructuring and the benefits from this will become more evident in the second half.

“Amcor Sunclipse had an excellent half with earnings up 30%.  The business benefited from improved economic conditions in the US and a very strong performance from the corrugator division.

“Amcor Rentsch and Closures had a mixed result, with the tobacco packaging operations achieving higher earnings, helped by improved operating efficiencies at a number of plants, while the closures business was impacted by poor demand due to the cool summer.  The North American Bericap joint venture had another good half.

“Amcor Asia had a strong result with earnings up 15% mainly due to continuing good performance in both the tobacco packaging and flexibles operations.

“The difficulty of passing on rapidly rising raw material costs to our customers in a timely fashion has created challenging operating conditions for a number of the businesses.

“Across the group, these costs have generally been passed through with only modest impacts to earnings, however further cost increases are currently being implemented by a number of our suppliers and the challenge for the current half is to ensure that the focused and diligent approach to passing these through is maintained.

“The restructuring program in both the PET and flexibles businesses is now largely complete with six facilities closed and a reduction in headcount of over 800 employees.

“The benefits from this program were not evident in the first half, but are expected to be reflected in earnings going forward.”

ACCC

On November 23, 2004 Amcor announced that it had received information that led it to believe that its Australian business may have been involved in conduct which breaches competition laws.  The Company immediately informed the Australian Competition and Consumer Commission (“ACCC”) of the information received and informed the ACCC that it would provide full cooperation in any investigation which the ACCC may undertake.

The Company also notified the New Zealand Commerce Commission (“NZCC”) that the conduct may have involved breaches of competition laws in New Zealand and informed the NZCC that it would provide full cooperation in any investigation the NZCC may undertake.  The ACCC and the NZCC are investigating these matters.  The Company also initiated its own investigation of these matters.

The ACCC and NZCC investigations are not public, are ongoing and may continue for a considerable period of time.  Amcor will continue to provide its full cooperation.  In light of these investigations, Amcor is not able to make any comment in addition to the matters set out in today’s half-yearly

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financial statements, the Company’s Form 20-F filing with the SEC released on December 24, 2004 and the announcements made on November 23, 2004 and December 7, 2004.

Mr Chris Roberts, said: “In respect to the appointment of a new Managing Director, and as previously announced, the Board has appointed Egon Zehnder to assist in conducting a global search, including candidates both from within and external to the business.  The extensive process involved may take some time, however the Board is confident that the company remains strong and the established strategies across the businesses continue to be implemented.

“The focus on improving returns off the existing asset base continues and it is this focus that will be the primary driver in delivering the growth targets.”

ENDS

For further information, please contact:

Chris Roberts	Louis Lachal	John Murray
Executive Chairman	Acting Chief Operating Officer	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited	Amcor Limited
Ph: 613 9226 9001	Ph: 613 9226 9003	Ph: 613 9226 9005

Reconciliation with Statutory Numbers in 4D release

		EPS
	$ million	Cents per share
Operating profit after tax	199.4	22.7
Interest on PACRS (1)	26.4
Statutory profit before significant items	225.8	22.7
Significant items (after tax)	(35.6)
Statutory profit after significant items	190.1	18.6

(1)   The interest payment on the Perpetual Convertible Reset Securities (PACRS) is treated as an equity distribution for statutory profit; however, for market analysis purposes, Amcor elects to treat it as an interest expense and hence reduce the reported operating profit by $26.4 million.  The EPS remains unchanged, as under the accounting standards, even though it is required to be treated as an equity distribution in the reported profit, it is required to be treated as interest in the EPS calculation.

(2)   The significant items relate to the PET business restructuring and the Flexibles market sector rationalisation.

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News Release

For Release: Thursday, February 17, 2005

RESULTS FOR SIX MONTHS ENDED DECEMBER 31, 2004

	July/Dec	July/Dec
A$m	2003	2004

Sales	5,095.6	5,493.4	+7.8%
PBITA	403.9	424.1	+5.0%
PAT – pre goodwill amortisation (1)	251.8	266.0	+5.6%
PAT – post goodwill amortisation (1)	187.8	199.4	+6.2%
Significant items (2)	0.0	(35.6)
PAT after significant Items	187.8	163.8	-12.8%
EPS-pre goodwill (3)	29.4	30.3	+3.1%
EPS-post goodwill (3)	21.9	22.7	+3.7%
Cash flow from operations	470.9	457.8	-2.8%
Dividend (cents)	16.0	17.0	+6.3%

(1)   Calculated after deducting the coupon payment of $26.4 million ($26.7 million last year) for the Perpetual Amcor Convertible Reset Securities (PACRS).

(2)   The significant items relate to the PET business restructuring and the Flexibles market sector rationalisation.

(3)   EPS calculated after deducting the PACRS coupon from profit after tax and before significant items.

Key Ratios

	Dec	Dec
	2003	2004

PBITA/Ave Funds Inv. (%)	11.0	11.0
Return on Ave Equity (%)	9.6	9.8
Net Debt/(Net Debt + Equity) (%)(1)	36	37
Net PBITA interest cover (times)(2)	4.6	4.6
NTA per share (A$)	2.47	2.59

(1)   Convertible notes treated as debt.

(2)   All hybrids treated as debt.

HIGHLIGHTS

•      Profit after tax and pre significant items up 6.2% from $187.8 million to $199.4 million.

•      Earnings per share up 3.7% from 21.9 cents to 22.7 cents.

•      Returns measured as profit before interest, tax and goodwill amortisation (PBITA) to average funds invested remains at 11.0% which is above the company’s weighted average cost of capital of 9.2% pre tax.

•      Operating cash flow was $457.8 million representing 52.1 cents per share for the half.

•      The dividend increased 6.3% from 16.0 cents to 17.0 cents per share with franking at 28%.

•      The negative impact of the rising Australian dollar on the translation of overseas earnings was approximately $5.0 million profit after tax.

•      Amcor PET Packaging experienced good volume growth at 6.5% and a strong performance from the operations in Latin America, offset by weak demand in Europe.

•      Amcor Australasia continues to improve earnings and returns with PBITA up 7% and returns increasing from 17.7% to 19.3%.

•      Amcor Flexibles achieved solid earnings growth of 12.8% and has implemented substantial cost reduction programs.

•      Amcor Sunclipse achieved strong earnings growth of 30.0%

•      Amcor Asia achieved a good increase in earnings of 15%.

FIRST HALF EARNINGS PER SHARE

Further enquires
Chris Roberts	Louis Lachal	John Murray
Executive Chairman	Acting Chief Operating Officer	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited	Amcor Limited
Phone: 61 3 9226 9001	Phone: 61 3 9226 9003	Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050

www.amcor.com

Consolidated Statement of Profit

	July/Dec	July/Dec
A$m	2003	2004

Net sales	5,096.6	5,493.4
Profit from trading	622.0	652.3
• Dep’n & amort.	(282.1)	(294.9)
Profit before interest & tax	339.9	357.4
• Net interest (including PACRS)	(88.2)	(92.5)
Profit before tax	251.7	264.9
• Income tax	(58.0)	(60.4)
• Minority interests	(5.9)	(5.1)
Profit after tax before significant items	187.8	199.4

Consolidated Cash Flow Statement

	July/Dec	July/Dec
A$m	2003	2004

Profit after tax	187.8	199.4
• Dep’n & amort.	282.1	294.9
• Other	1.0	(36.5)
Cash Flow from Operations before significant items	470.9	457.8
Significant items	0.0	(50.0)
Acquisitions	(621.1)	(9.8)
Net capital expenditure	(226.6)	(251.1)
Working Capital (Increase)/decrease	(63.4)	(158.8)

Consolidated Balance Sheet

	Jun	Dec
A$m	2004	2004

Current Assets	3,052	3,186
Property, Plant & Equipment	4,745	4,609
Intangibles	2,063	1,856
Investments & Other Assets	426	386
Total Assets	10,286	10,037

Short-term debt	728	865
Long-term debt	1,776	1,611

Creditors & Provisions	2,742	2,701

Convertible Notes	332	295
Shareholders Equity (incl PACRS)	4,708	4565
Total Liabilities & Shareholders Equity	10,286	10,037

Interim Dividend

Directors have declared an interim dividend of 17 cents per share, 28% franked at 30 cents in the dollar.  This compares with an interim dividend of 16 cents per share, 40% franked at 30 cents in the dollar for the previous year.  The record date is 2 March 2005 and the interim dividend will be paid on 23 March 2005.

The Dividend Reinvestment Plan (DRP) remains in operation with no discount.  The arithmetic average of the daily weighted average market price for the nine ASX business days March 4 to 17, 2005 inclusive will be used to calculate the share price at which the shares are issued.

Accounting Principles

The condensed financial statements are based on the accounts of controlled entities at December 31, which have been prepared according to Australian Generally Accepted Accounting Principles.

In line with statutory Australian GAAP, the Perpetual Amcor Convertible Reset Securities (PACRS) are treated as equity with distribution payments treated as an appropriation of profit.  The amount of PACRS distribution for July/December 2004 was $26.4 million ($26.7 million last year.)  In this presentation the distribution is treated as part of the net interest expense.

Significant Items

The net after tax significant items for the six months ended 31 December 2004 total is a $35.6 million loss.  There were no comparable items last year.

Significant items for July/December 2004 relate to the PET business integration and restructuring ($24.5 million) and Flexibles market sector rationalisation ($11.1 million).

Segmental Analysis

(Before significant items)

	July/Dec 2003			July/Dec 2004
	Sales	PBITA	ROAFI	Sales	PBITA	ROAFI
	(A$m)	(A$m)	(%)	(A$m)	(A$m)	(%)
Amcor PET Packaging	1,541	121.1	9.0	1,715	115.5	8.5
Amcor Australasia	1,270	163.0	17.7	1,315	174.6	19.3
Amcor Flexibles	1,067	59.4	9.2	1,205	68.4	9.2
Amcor Sunclipse	582	32.8	14.1	625	40.2	17.8
Amcor Rentsch & Closures	516	51.9	13.9	500	48.0	12.4
Amcor Asia	123	14.4	12.4	133	16.1	13.2
Investments / Other	12	(38.7)			(38.7)
Intersegmental	(15)	—
TOTAL	5,096	403.9	11.0	5,493	424.1	11.0

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	July/Dec	July/Dec	July/Dec	July/Dec
	2003	2004	2003	2004
	A$m	A$m	US$m	US$m
Net Sales (mill)	1,541	1,715	1,060	1,253
Change (%)		13.3		18.2
PBITA (mill)	121.1	115.5	83.3	84.4
Change (%)		(4.6)		1.3
Operating Margin (%)	7.9	6.7	7.9	6.7
Average funds invested (mill)	2,696	2,721	1,854	1,988
PBITA/AFI (%)	9.0	8.5	9.0	8.5
Average exchange rate $A/US	0.69	0.73

Amcor PET Packaging had a solid first half with PBITA earnings in $US up 1.3% to US$84.4 million and return on average funds invested of 8.5%.

The business in Latin America had a strong half, in North America earnings were steady on last year, while in Europe earnings were lower.

Unit volumes were up 6.5% to 16.4 billion units, with strong growth in Latin America and a decline in volumes in Europe.  The custom segment including the higher margin custom containers and multilayer preforms grew by 6%.

In North America volumes grew by 2.3%.  Sales in the CSD and water market were steady with the same period last year, reflecting the strategy of ensuring that new capital is only employed where profits adequately reflect the cost of capital.

Custom container growth in North America was 7%.  New product offerings for the isotonic and juice markets, together with new operations co-located with key customers, have solidified Amcor’s leadership position in this segment.

Earnings for the North American business were steady, which is a better performance than had been expected.  The North American restructuring is proceeding well with four facilities now closed.

The impact from both the footprint restructuring and pricing initiatives is expected to be more evident in the second half.

In Latin America, volumes grew by 7% on a comparable business basis and 39% including the acquisitions of Arca in Mexico and the Alcoa PET operations.  Earnings for the region were up significantly, reflecting in particular the successful integration of the Alcoa PET business, as well as strong performances from most countries in the region.

In Mexico volumes exceeded expectations and earnings were higher although the ARCA integration is behind schedule.  In Brazil, the management team has successfully implemented a footprint and cost reduction program that resulted in an earning performance up significantly over the prior year.

While most of the growth in Latin America came in the still expanding CSD/water segments, custom volumes continue to play a significant role in the Latin American results.  New conversion opportunities in food and custom beverage products will impact results in the next half year.

In Europe, volumes were down 5%.  This had a significant impact on earnings which were substantially lower.  Volume comparisons to prior year are impacted by the extremes of an unseasonably hot summer in 2003 versus a cool 2004 summer.

There was also increased competitive activities from Eastern European converters.  Ongoing confusion generated by the recycling regulations in Germany has not helped the business and the higher margin refillable PET container volumes were down substantially over the prior year.

The custom business, in particular multilayer products including beer containers continues to deliver strong volume growth.  Additionally, the PET recycling facility in France continues its strong performance with earnings up significantly over the prior year.

The outlook for the second half of the year is positive.  Earnings are expected to exceed the first half due to the inherent seasonality of the business.

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	July/Dec	July/Dec
	2003	2004
	A$m	A$m
Net Sales (mill)	1,270	1,315
Change (%)		3.5
PBITA (mill)	163.0	174.6
Change (%)		7.1
Operating Margin (%)	12.8	13.3
Average funds invested (mill)	1,839	1,812
PBITA/AFI (%)	17.7	19.3

Amcor Australasia had a good first half with sales rising 3.5% to $1,315 million and PBITA increasing 7.1% from $163 million to $174.6 million.  Return on funds invested continued to improve, increasing from 17.7% to 19.3%.

The Australasian business continues to take costs out and restructure its operations.  In this half a divisional restructure was implemented, reducing the number of divisions from six to five, being Fibre Packaging (including Cartons Converting), Paper & Board (including the Cartonboard Mill), Flexible Packaging (including Sacks & Functional Coatings), Rigid Packaging (including Metal Packaging, PET and Closures) and Glass.  This will reduce to four with Glass moving into the Rigid Packaging within 12 to 18 months.

One-off costs of restructuring for the period were offset by a profit on the sale of properties.  The resultant profit impact was a modest positive contribution and compares to a similar net profit impact of property sales and restructure costs last year.

In the Fibre Packaging segment, corrugated box volumes were down slightly.  In Australia volumes were adversely impacted by the drought affecting fruit and produce markets, a soft industrial segment and the increase in the use of returnable plastic crates, which were only partly offset by continued growth in the meat segment.  New Zealand volumes were adversely impacted by the loss of a major customer.  Carton volumes were up slightly, with gains in both Australia and New Zealand.  Earnings for the Fibre Packaging segment increased slightly, with sound control of costs and the full impact of benefits of previous restructuring.

The Paper & Board segment experienced lower volumes to Fibre Packaging and lower export tonnages in both Packaging Papers and Cartonboard.  Increased operating costs associated with a maintenence shutdown at the Botany Mill and the start up of the new wet end at the Cartonboard mill, added to the impact of lower volumes, and profit was down on the same period last year.

Sales volumes in the Flexibles Division increased modestly, with resin cost increases largely recovered.  With the increased volume and cost savings arising from the restructure of the NSW business, earnings increased.   The Functional Coatings business, now part of Flexibles, also experienced strong market conditions and earnings improvement.

In Rigid Packaging, earnings increased as most business segments experienced increased volumes.  The Beverage Can business achieved strong volume growth with particularly good growth in the carbonated soft drink multipacks and ready-to-drink segments.  Plant efficiencies also improved with the full benefit from changing over to the new 202 end.  Volumes in the Food Can business were lower with poor crops affecting canning but an improved sales mix, combined with further cost reductions, led to higher earnings.

The PET business continues to operate in a very competitive market and although some volume increase was achieved in New Zealand, poor efficiencies in the NZ plant led to reduced earnings.  Volumes in the Closures business increased, with good gains in plastic closures for carbonated soft drinks and earnings improved as a result.

The second furnace at Amcor Glass commenced operations ahead of schedule in December, and the additional capacity improved flexibility in satisfying increased demand.  This increased volume together with sound operating efficiencies, meant that the profit for the half was significantly up on last year.

Business conditions overall generally remain positive and higher earnings are anticipated for the full year result.

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	July/Dec	July/Dec	July/Dec	July/Dec
	2003	2004	2003	2004
	A$m	A$m	€m	€m
Net Sales (mill)	1,067	1,205	631	699
Change (%)		12.9		10.8
PBITA (mill)	59.4	68.4	35.2	39.7
Change (%)		15.2		12.8
Operating Margin (%)	5.6	5.7	5.6	5.7
Average funds invested (mill)	1,290	1,494	763	866
PBITA/AFI (%)	9.2	9.2	9.2	9.2
Average exchange rate $A/€	0.59	0.58

Amcor Flexibles had a good first half with PBITA in Euro terms up 12.8% to €39.7 million.  Sales increased by 10.8% to €699 million.  Return on funds invested was maintained at 9.2%.

The key drivers in the profit improvement were a full period benefit from the Rexam medical flexible acquisition of October 2003 and the initial benefits from the substantial restructuring programme currently underway.

During the half, the plant in The Netherlands was closed and there was substantial progress in the restructure of the administration and marketing functions.  Significant items for the half were €8.8 million and it is anticipated that the total restructuring spend will be around €60 - €65 million.  The full year benefits of this programme are anticipated to be around €30 million, with a little under half of this amount realised in the current year.  At this stage 537 employees have left the business out of a projected total of 650, with the balance to be completed by April.

Across the division, raw material costs increased significantly and robust measures were put in place to recover these via increases in sale prices.  Although all parts of the business were diligent in their approach, there was some negative earnings impact due to the lag effect of some contracted volumes.

Further price increases have occurred, effective from January 2005, and recovery programmes are underway, although there is likely to be some impact in the third quarter.  It is unclear how prices will move going forward, but a process is firmly established to recover raw material cost increases and minimise the impact on margins.

Additionally the stronger euro negatively impacted margins on export volumes.

The Fresh Food sector had a solid first half with good growth across a number of segments.  The European Healthcare business had a satisfactory first half with a good contribution from the Rexam Medical Flexibles acquisition.  The Americas business continues to deliver good performances.

The Processed Food sector remains very competitive and the operational performance of some plants continues to be disappointing.  Detailed plans are in place to address the performance issues and much of the restructuring currently underway is targeted in this sector.

Construction of a new Russian facility remains on target to start up in the summer of 2005.

The overall outlook for the second half remains challenging, with the continuing need to recover raw material cost increases a priority, together with improved operational performance at a small number of plants.  Although economic conditions across much of continental Europe remain difficult, overall volume demand is showing some signs of recovery with forward order books improving and we have been successful in winning substantial new business in key markets.  It is fully expected that returns will continue to improve in the second half.

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	July/Dec	July/Dec	July/Dec	July/Dec
	2003	2004	2003	2004
	A$m	A$m	US$m	US$m
Net Sales (mill)	582	625	400	457
Change (%)		7.4		14.3
PBITA (mill)	32.8	40.2	22.5	29.3
Change (%)		22.6		30.2
Operating Margin (%)	5.6	6.4	5.6	6.4
Average funds invested (mill)	466	451	320	330
PBITA/AFI (%)	14.1	17.8	14.1	17.8
Average exchange rate $A/US	0.69	0.73

Amcor Sunclipse sales in local currency terms were up 14.3% for the six months benefiting from both higher prices and increased volumes.  Although gross profit margins declined, particularly in the distribution business, earnings for the business were up 30.2% compared to the first half of last year and return on funds invested was 17.8%.

The business is divided into manufacturing and distribution.  Distribution includes all types of industrial packaging including flexible packaging and janitorial supplies.  Manufacturing produces corrugated sheets and converts them into boxes and is predominantly located in California.

The corrugated business had a strong first half with earnings well up on the same period last year.  Volumes for the half were up, although this was helped by a competitor who had a corrugator down for two months.  Market demand has generally been improving since March 2004.

Over the past 12 months there were two cost increases of around $50 per tonne, one in February 2004 and the other in June 2004.  These were both successfully recovered through price increases by the corrugated business.  Volumes are expected to remain solid for the balance of the year, but at a lower growth rate than for the first half.

The manufactured products group had a strong six months with increased costs substantially passed through to customers.  Earnings were significantly up on the same period last year with good improvement across most of the operations.  The business continues to work on its cost base and on managing capacity where appropriate to help improve margins.

Distribution consists of 36 operations across 14 states in the US and four in Mexico.  A distributor was acquired in New Jersey to further expand the footprint on the east coast.

The distribution business had a solid six months with volumes higher but lower margins due to the lag in passing through price increases across a broad range of products to customers.  Although the situation is starting to stabilise, there are still further cost increases expected in the plastic and resin based products.

With the present demand outlook earnings are expected to be higher in the second half than for the same period last year.

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	July/Dec	July/Dec	July/Dec	July/Dec
	2003	2004	2003	2004
	A$m	A$m	€m	€m
Net Sales (mill)	516	500	305	290
Change (%)		(3.1)		(4.9)
PBITA (mill)	51.9	48.1	30.7	27.9
Change (%)		(7.3)		(9.1)
Operating Margin (%)	10.1	9.6	10.1	9.6
Average funds invested (mill)	745	769	441	446
PBITA/AFI (%)	13.9	12.5	13.9	12.5
Average exchange rate $A/€	0.59	0.58

Amcor Rentsch

Amcor Rentsch, which produces folding cartons principally for the tobacco industry, had a solid first half with higher earnings despite sales being 7% lower at €154.3 million.

The lower sales were a result of reduced consumption in Germany and France due to significant retail price increases driven by tax increases implemented in January 2004.

Both these markets experienced strong volumes in the first half of the previous year due to a bringing forward of orders pending the tax increase.

Profit improvement resulted from a lower cost structure following the closure of the plant in Dublin and improved alignment of the plant production with customer demand avoiding excessive transport costs and plant overtime penalties.

During this first half the business successfully started up the second press in Portugal and the fifth press in Russia and both are running profitably.

As a result of this fifth press all of Amcor’s Russian demand will now be produced at the Russian plant.  Competitors have also installed new capacity in Russia and this market is now well supplied locally.

The business continues to prepare for the introduction of graphic health warnings in response to new EU legislation.   This new legislation will benefit the leading suppliers, including Amcor Rentsch, who have the capability to manage this new level of product complexity.

The outlook for the balance of the year remains good and although sales will be lower, profit is expected to be higher.

Amcor Closures

The Closures business consists of 12 metal and plastic closures plants in 10 countries including the Bericap joint venture.

Sales for the Amcor Closures business were down 3% with profit also lower.

The Amcor Whitecap business had a difficult half with volumes down 5% mainly due to poor weather resulting in lower harvest yields.  Margins were also impacted by some unrecovered tinplate cost increases from January 1, 2004.

During the period several initiatives have been undertaken that will benefit earnings in the second half.  These include an announced price increase of 15% effective January 1, 2005 to recover a 20% tinplate cost increase announced for January 1 2005 as well as other raw material cost increases.  There has been good progress in implementing this cost increase for both contracted and uncontracted business.

The loss making plant in Hungary was closed in November with volumes transferred to other plants while the start up of the new innovative closure plant in the Philippines is now complete with the plant operating at full capacity.

A new Divisional General Manager and Finance Director have been appointed for the division following the resignations of the previous incumbents.  Also, management responsibility for the two Latin American plants was transferred to the PET Latin American management team from 1 July 2004.

The Bericap joint venture had a strong first half with sales up significantly.  Profit was higher although negatively impacted by the stronger Canadian dollar against the US dollar for those products exported from Canada to the US.

The outlook for the Closures operations is for an improved second half, helped considerably by the actions undertaken over the past six months.

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	July/Dec	July/Dec	July/Dec	July/Dec
	2003	2004	2003	2004
	A$m	A$m	S$m	S$m
Net Sales (mill)	123	134	146	164
Change (%)		8.9		12.3
PBITA (mill)	14.4	16.1	17.2	19.8
Change (%)		11.8		15.1
Operating Margin (%)	11.8	12.0	11.8	12.0
Average funds invested (mill)	233	244	279	300
PBITA/AFI (%)	12.4	13.2	12.4	13.2
Average exchange rate $A/Sing	1.19	1.23

Amcor Asia had a good first half with PBITA up 15% to $19.8 million.  Sales increased 12% to $164 million and return on funds invested were 13.2%.

The increase in average funds invested of S$21 million was primarily due to the annualised effect of the Rexam Singapore plant purchased in October 2003 and an additional investment in tobacco packaging capacity.

The tobacco packaging business had a significant increase in earnings driven mainly by strong order books and a favourable product mix in the Singapore and Malaysian plants.

The flexibles business also delivered good growth, although most of this was due to the addition of the new plant in Singapore.

The corrugating business had a disappointing six months due to ongoing competitive pressures in the Malaysian and Indonesian markets.  Earnings for this segment were well down on the same period last year.  New management has been appointed in the Malaysian operations.

On 24 January 2005 Amcor acquired a 16.7% interest in Vision Grande Group Holdings Limited, a Hong Kong Public listed company with tobacco packaging manufacturing interests in China.

8

AMCOR LIMITED

A.B.N. 62 000 017 372

HALF-YEAR REPORT

31 DECEMBER 2004

Directors’ report

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2004 and the auditor’s review report thereon.

Directors

The directors of the company at any time during or since the end of the half-year are:

Name	Period of directorship
C I (Chris) Roberts – Executive Chairman	Director since 1999	– appointed Chairman 2000,
– appointed Executive Chairman 7 December 2004
E A (Elizabeth) Alexander	Director since 1994
D C K (Charles) Allen	Director since 1996
R K (Keith) Barton	Director since 1999
R H (Russell) Jones	Director since 1998	– resigned 7 December 2004
G J (John) Pizzey	Director since 2003
J G (John) Thorn	Director since 2004	– appointed 8 December 2004
G A (Geoff) Tomlinson	Director since 1999

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in Amcor’s Statement to Stock Exchanges and Media dated 17 February 2005 (copy attached).

Lead Auditor’s Independence Declaration

A copy of the lead auditor’s independence declaration as required under Section 307C of the Corporations Act 2001 is set out on page 3.

Rounding Off

The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest $100,000, or, where the amount is $50,000 or less, zero, unless stated to be otherwise.

In accordance with a resolution of the directors, dated at Melbourne, this 17th day of February 2005.

/s/ C I Roberts

C I Roberts
Executive Chairman

Lead auditor’s independence declaration under Section 307C of the Corporations Act 2001

To the directors of Amcor Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2004 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(b) no contravention of any applicable code of professional conduct in relation to the review.

/s/ KPMG

KPMG

/s/ P M Shannon

P M Shannon
Partner

Melbourne
17th February 2005

Amcor Limited and its controlled entities

Statement of financial performance

For the half-year ended 31 December 2004

		Consolidated
	Note	2004	2003
		$m	$m

Revenue from sale of goods		5,493.4	5,095.6
Other revenue from ordinary activities		110.0	89.2
Total revenue from ordinary activities		5,603.4	5,184.8
Expenses from ordinary activities excluding borrowing costs	3	(5,276.2)	(4,840.0)
Borrowing costs		(76.0)	(66.4)
Profit from ordinary activities before related income tax expense	2	251.2	278.4
Income tax expense		(56.0)	(58.0)
Profit from ordinary activities after related income tax expense		195.2	220.4
Net profit attributable to outside equity interests		(5.1)	(5.9)

Net profit attributable to members of the parent entity		190.1	214.5

Non-owner transaction changes in equity

Net exchange difference on translation of financial statements of foreign controlled entities		(171.6)	(235.5)

Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(171.6)	(235.5)

Total changes in equity from non-owner related transactions attributable to members of the parent entity	7	18.5	(21.0)

Net operating profit attributable to members of the parent entity:
- Before significant items		225.7	214.5
- After significant items		190.1	214.5

Earnings per share		Cents	Cents
Basic earnings per share		18.6	21.9
Diluted earnings per share		18.5	21.5

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Amcor Limited and its controlled entities

Statement of financial position

As at 31 December 2004

		Consolidated
	Note	31 December 2004	30 June 2004
		$m	$m
Current assets
Cash assets		111.8	131.0
Receivables		1,612.3	1,551.4
Inventories		1,462.4	1,369.6
Total current assets		3,186.5	3,052.0

Non-current assets
Receivables		76.4	81.8
Other financial assets		13.6	12.9
Property, plant and equipment		4,609.2	4,745.0
Intangibles		1,855.6	2,062.7
Deferred tax assets		205.7	238.8
Other		89.8	93.2
Total non-current assets		6,850.3	7,234.4

Total assets		10,036.8	10,286.4

Current liabilities
Payables		1,848.8	1,831.1
Interest bearing liabilities		546.5	728.5
Current tax liabilities		64.9	77.4
Provisions		308.5	339.7
Total current liabilities		2,768.7	2,976.7

Non-current liabilities
Payables		6.0	13.2
Interest bearing liabilities		1,930.0	1,776.2
Deferred tax liabilities		389.1	388.5
Provisions		83.7	91.9
Undated subordinated convertible securities		294.6	332.3
Total non-current liabilities		2,703.4	2,602.1

Total liabilities		5,472.1	5,578.8

Net assets		4,564.7	4,707.6

Equity
Contributed equity	5	3,360.9	3,351.9
Reserves		(527.3)	(349.2)
Retained profits	6	1,643.7	1,614.3
Equity attributable to members of the parent entity		4,477.3	4,617.0
Outside equity interests in controlled entities		87.4	90.6

Total equity	7	4,564.7	4,707.6

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Amcor Limited and its controlled entities

Statement of cash flows

For the half-year ended 31 December 2004

	Consolidated
	2004	2003
	$m	$m
Cash flows from operating activities
Receipts from customers	5,386.8	5,120.3
Payments to suppliers and employees	(5,049.6)	(4,628.2)
Dividends received	0.3	0.4
Interest received	8.2	5.9
Borrowing costs paid	(61.1)	(70.3)
Income taxes paid	(45.8)	(33.3)
Other income received	33.2	39.3
Net cash provided by operating activities	272.0	434.1

Cash flows from investing activities
Repayment of loans by associated companies and other persons	1.4	14.7
Payments for controlled entities and businesses	(9.8)	(621.1)
Payments for property, plant and equipment	(308.9)	(314.6)
Proceeds on disposal of controlled entities and businesses	11.0	39.4
Proceeds on disposal of property, plant and equipment	53.4	48.6
Net cash used in investing activities	(252.9)	(833.0)

Cash flows from financing activities
Proceeds from share issues, convertible securities and calls on partly-paid shares, net of share issue costs	9.0	13.8
Proceeds from borrowings	2,486.0	2,604.6
Repayment of borrowings	(2,305.6)	(1,803.3)
Principal lease repayments	(61.4)	(142.3)
Dividends and other equity distributions paid	(171.5)	(95.4)
Net cash (used in)/provided by financing activities	(43.5)	577.4

Net (decrease)/increase in cash held	(24.4)	178.5

Cash at the beginning of the reporting period	121.1	46.1
Effects of exchange rate changes on cash	(6.0)	(9.2)

Cash at the end of the reporting period	90.7	215.4

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Amcor Limited and its controlled entities

Notes to the financial statements

For the half-year ended 31 December 2004

Note 1.           Basis of preparation of half-year financial report

The general purpose half-year consolidated financial report for the half-year reporting period ended 31 December 2004 has been prepared in accordance with the requirements of Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half-year financial report is to be read in conjunction with the 30 June 2004 Full Year Financial Report and any public announcements by Amcor Limited and its Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2004 Full Year Financial Report. The half-year financial report does not include full note disclosures of the type normally included in a full year financial report.

Note 2.           Segment reporting

Business Segments

	Amcor PET	Amcor Australasia	Amcor Flexibles	Amcor Sunclipse	Amcor Rentsch And Closures	Amcor Asia	Other	Consolidated
	$m	$m	$m	$m	$m	$m	$m	$m
31 December 2004
Segment revenue	1,715.0	1,315.1	1,204.8	625.1	500.0	133.5	122.7	5,616.2
Intersegment sales								(12.8)
Total revenue								5,603.4
Segment result before amortisation and significant items	115.5	174.6	68.4	40.2	48.0	16.1	(38.7)	424.1
Significant items	(24.5)	—	(15.5)	—	—	—	—	(40.0)
Segment result (1)	56.9	166.5	42.7	32.0	42.4	15.6	(38.7)	317.4
Net borrowing costs (2)								(66.2)
Profit from ordinary activities before related income tax expense								251.2

31 December 2003
Segment revenue	1,541.0	1,269.8	1,066.5	581.7	516.2	122.6	102.3	5,200.1
Inter-segment sales								(15.3)
Total revenue								5,184.8

Segment result before amortisation	121.1	163.0	59.4	32.8	51.9	14.4	(38.7)	403.9
Segment result (1)	86.4	155.1	51.6	25.7	45.7	14.0	(38.6)	339.9
Net borrowing costs (2)								(61.5)
Profit from ordinary activities before related income tax expense								278.4

(1) Segment result is profit before unallocated borrowing costs and income tax

(2) Net borrowing costs include interest revenue of $9.8 million (2003:$4.9 million)

Note 3.           Profit from ordinary activities

Profit from ordinary activities includes the following items of revenue and expense which, together with the other disclosures in this report, are relevant in explaining the financial performance for the half-year:

	Consolidated
	2004	2003
	$m	$m
Revenue from sale of goods	5,493.4	5,095.6
Cost of sales	(4,603.1)	(4,223.1)
Gross profit	890.3	872.5

Other revenue from ordinary activities	110.0	89.2

Sales and marketing expenses	(156.0)	(155.3)
General and administration expenses	(438.2)	(382.2)
Research and development costs	(21.1)	(23.8)
Other (1)	(57.8)	(55.6)
Expenses excluding borrowing costs	(673.1)	(616.9)

Borrowing costs	(76.0)	(66.4)

Profit from ordinary activities before tax	251.2	278.4
(1) Includes net asset values of disposals of non-current assets.
Reconciliation of expenses to Statement of financial performance

Cost of sales	(4,603.1)	(4,223.1)
Expenses excluding borrowing costs	(673.1)	(616.9)
Expenses from ordinary activities excluding borrowing costs	(5,276.2)	(4,840.0)

Note 4.           Significant items

	Consolidated
	2004	2003
	$m	$m
Significant items before income tax
PET business integration and restructure	(24.5)	—
Flexibles’ market sector rationalisation	(15.5)	—

Significant items before income tax	(40.0)	—

Related income tax on significant items (where applicable)
Income tax benefit on Flexibles’ market sector rationalisation	4.4	—
Income tax on significant items	4.4	—

Significant items after income tax	(35.6)	—

Note 5.           Contributed equity

	Consolidated
	31 December 2004	30 June 2004
	$m	$m
Issued and paid-up capital:
879,774,354 ordinary shares (June 2004 - 877,949,796)	2,764.2	2,755.2

1,602,000 partly-paid ordinary shares (June 2004 - 1,792,000)	0.1	0.1

6,099,087 perpetual convertible reset securities (June 2004 - 6,099,087)	596.6	596.6

Total Contributed Equity	3,360.9	3,351.9

Employee Options

During the six months to December 2004:

•      1,600,500 ordinary shares were issued for various prices as a result of the exercise of 1,600,500 options.

•      Amcor Limited granted 5,861,500 options over ordinary shares at an exercise price of $6.84.

•      Amcor Limited cancelled 7,782,325 options over ordinary shares.

At the date of this report there are 20,344,095 unissued shares of Amcor Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements which include meeting group performance targets.

Note 6.           Retained profits

	Consolidated
	2004	2003
	$m	$m

Retained profits at the beginning of the half-year	1,614.3	1,515.3

Net profit attributable to members of the parent entity	190.1	214.5

Aggregate of amounts transferred from reserves	6.5	—

Final dividend paid 29 September 2004
- 16.0 cents per share 40% franked at 30% tax rate	(140.6)	(127.6)

Distribution paid on PACRS
- Coupon rate of 8.5733% on $400 million from 1 July 2004 to 31 October 2004	(11.7)	(11.7)

Accrued distribution on PACRS
- Coupon rate of 8.5733% on $400 million from 1 November 2004 to 31 December 2004
	(5.8)	(5.8)
Distribution paid on PACRS2
- Coupon rate of 8.57% on $210 million from 1 July 2004 to 31 October 2004
	(6.1)	(6.1)
Accrued distribution on PACRS2
- Coupon rate of 8.57% on $210 million from 1 November 2004 to 31 December 2004
	(3.0)	(3.1)
Total retained profits at the end of the half-year	1,643.7	1,575.5

Note 7.           Total equity reconciliation

	Consolidated
	2004	2003
	$m	$m

Total equity at the beginning of the half-year	4,707.6	4,635.8

Total changes in parent entity interest in equity recognised in statement of financial performance	18.5	(21.0)

Transactions with owners as owners:
Contributions of equity	9.5	172.7
Share issue costs	(0.5)	(0.5)
Dividends and other distributions	(167.2)	(154.3)

Total changes in outside equity interest	(3.2)	(124.3)

Total equity at the end of the half-year	4,564.7	4,508.4

Note 8.           Acquisition of controlled entities

The following significant controlled entities were acquired during the period:

31 December 2004

The consolidated entity did not gain control over any significant entities during the period.

31 December 2003

Acquisition Name	Date Acquired	Consideration

Alcoa’s Latin American PET packaging business	October 2003	$ 106.5 million

Rexam’s healthcare flexibles business	October 2003	$ 336.7 million

Minority interests of Amcor Flexibles Europe	August 2003	$ 164.8 million

Note 9.           Contingent Liabilities and Contingent Assets

Other than set out below, there were no material changes in contingent liabilities or contingent assets since 30 June 2004.

The Company has received information that leads it to believe that certain of its officers and employees appear to have entered into, and given effect to, arrangements which constituted cartel conduct in the Company’s corrugated box business in Australia and New Zealand in breach of competition laws.  The Company immediately informed the Australian Competition and Consumer Commission (“ACCC”) and the New Zealand Commerce Commission (“NZCC”) of the information received and informed the ACCC and the NZCC that it would provide full cooperation in any investigations which the ACCC and/or NZCC undertakes. The ACCC and the NZCC have commenced investigations.  The Company has also initiated its own investigation of these matters.  These matters have resulted in the resignation of the Managing Director of the Company and the Managing Director, Amcor Australasia.

The ACCC and NZCC investigations and the Company’s internal investigations of the same matters are at an early stage and may continue for a considerable period of time.  While it is not possible at this early stage to predict the outcome of these investigations, the conduct being investigated could result in the imposition of substantial civil pecuniary penalties under the trade practices laws in Australia and New Zealand, claims by third parties, and loss of customers.

Leniency Application – Australia

The ACCC is the statutory authority responsible for administering Australia’s anti-trust laws, the Trade Practices Act 1974 (“TPA”).

On November 22, 2004 Amcor applied for leniency pursuant to the ACCC’s Leniency Policy for Cartel Conduct (“ACCC Leniency Policy”).

The ACCC Leniency Policy allows for immunity from ACCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel.  To obtain immunity, an applicant must meet certain requirements, including the provision of full co-operation on a continuous basis with the ACCC in its investigation and any ensuing proceedings.

In circumstances where the ACCC Leniency Policy does not apply, the ACCC will consider any application for leniency pursuant to its Cooperation Policy for Enforcement Matters.

The operation of the ACCC Leniency Policy does not in any way exclude or limit the rights of third parties who claim to have suffered loss or damage as a result of a contravention of the TPA to commence legal proceedings for damages and other relief against those involved in the contravention.

Leniency Application – New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (“Commerce Act”).

On November 29, 2004 Amcor notified the NZCC that the Company may have been involved in cartel conduct in New Zealand.  Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (“NZ Leniency Policy”).  The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and co-operate fully with the NZCC in its investigation and prosecution of the cartel.

Amcor was granted conditional immunity on December 1, 2004.  Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.

The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of the cartel conduct. Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

Estimated Penalties and Damages – Australia and New Zealand

It is not possible to provide either a reasonable estimate, or a reasonable estimated range, of either the statutory penalties which might be imposed on Amcor or of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in Australia and New Zealand.

The following factors (among others) would be relevant to any attempted assessment of any such estimate or estimated range:

•              First, a breach of Australia’s relevant anti-trust laws may involve the imposition of a civil pecuniary penalty for a corporation of up to $10 million for each breach.  Corporations found to be in breach of New Zealand’s relevant anti-trust laws may face, for each breach, a civil pecuniary penalty up to the greater of:

•              NZ$10 million; or either

•              three times the value of any commercial gain resulting from the contravention; or

•              if the commercial gain cannot be ascertained, 10 per cent of the annual turnover of the body corporate and its interconnected bodies corporate as a result of trading by that body corporate in New Zealand.

A court may, in its discretion, choose to impose a penalty for a lesser amount.

•              Second, at this early stage of its own investigation, Amcor is not aware of the full nature and extent of any cartel conduct and is not able to make any reliable assessment of how many breaches of antitrust laws may have occurred.  Based on the limited information which Amcor has received since it first became aware of the cartel conduct on November 19, 2004, Amcor believes that cartel conduct may have occurred in Australia and New Zealand for a number of years.  Amcor does not know either when the cartel conduct first commenced or how many breaches of anti-trust laws may have occurred over a period which is likely to be a number of years.

•              Third, as referred to above, Amcor has applied for leniency and/or immunity under the ACCC Leniency Policy and the NZCC Leniency Policy.  It is not possible at such an early stage in the investigations being conducted by the ACCC and the NZCC to make a reasonable assessment of whether or not such leniency/immunity applications will or will not be ultimately successful, in whole or in part, or of the financial impact if either of such applications is not successful.

•              Fourth, Amcor does not know when the ACCC and NZCC will make a decision as to whether to commence legal proceedings, and, if a decision is taken to commence proceedings, when any such proceedings will be commenced.  Any such legal proceedings may not be heard and determined by the courts for a number of years.  Accordingly, no reliable assessment can be made at present of how many breaches of anti-trust laws may be found by the courts to have occurred or as to the quantum of any pecuniary penalties which may be imposed by the courts.  Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in any proceedings which may be instituted by third parties.

Although it is not possible to establish a reasonable estimated range of either penalties or damages, there can be no assurance that the penalties or damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

Note 10.         Events Subsequent to Reporting Date

Dividends

Since 31 December 2004, the directors have declared an interim dividend on ordinary shares payable on 23 March 2005 of approximately $149.6 million – ie 17 cents per share 28% franked at 30% tax rate.  The financial effect of this dividend has not been brought to account in the consolidated financial statements for the period ended 31 December 2004 and will be recognised in subsequent financial reports.

International financial reporting standards

Prior to 30 June 2004, the consolidated entity commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (“AIFRS”).  The consolidated entity allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that may be impacted by the transition to AIFRS.

As a result of these procedures, dedicated resources were established to address each of the key areas identified.  The AIFRS project team has worked to embed the transition to AIFRS into the core Business Groups.  An education process has been established in all Business Groups where transition polices and processes are well advanced.   Business Groups liaise regularly with the AIFRS project team to ensure a consistent application of AIFRS policy across the consolidated entity.   Business Groups report their progress to the AIFRS project team who in turn report to an AIFRS steering committee which continues to monitor the consolidated entity’s progress and developments in AIFRS.   In addition, regular progress reporting to the Audit and Compliance Committee on the status of the AIFRS implementation project continues.

As the consolidated entity has a 30 June year-end, priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004.  This will form the basis of accounting for AIFRS in the future, and is required when the consolidated entity prepares its first fully compliant AIFRS financial reports for the half-year ending 31 December 2005 and full year ending 30 June 2006.

The Business Groups have now established many of the systems, processes and policies required to effectively transition to AIFRS.   The businesses are currently finalising their analysis and quantification of the AIFRS opening Statement of Financial Position as at 1 July 2004 and the comparative AIFRS report for the six months to December 2004.  Information obtained from Business Groups is also being assessed at a consolidated level to analyse differences between the reported consolidated Australian generally accepted accounting principles (“AGAAP”) and accounting principles generally accepted in the United States of America (“USGAAP”) information.  It is expected that the consolidated entity will be fully prepared for the transition in 2005.

Set out below are the key areas where accounting policies will change and are expected to have an impact on financial reporting of the consolidated entity.  The differences identified below should not be regarded as an exhaustive list of all changes in accounting policies that will result from transition to AIFRS as the impact of adoption is still being assessed.  Where work streams have been completed, accounting policies have been determined and the transitional elections available under AASB 1 “First Time Adoption of Australian Equivalents to International Financial Reporting Standards” have been considered.

Any assessments made in respect of the transition to AIFRS may require adjustment before inclusion in the first complete annual/half year financial report prepared in accordance with AIFRS due to new or revised standards or interpretations, changes in the operations of the business, or additional guidance on the application of AIFRS in a particular business group or to a particular type of transaction.

As the completion of the AIFRS analysis is expected to occur during the next six months the consolidated entity has not been able to reliably quantify the impacts on the financial report or determine the full effects of adopting AIFRS.

(a)           Goodwill

Under Accounting Standard AASB 3 “Business Combinations”, goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing.  This will result in a change in the consolidated entity’s current accounting policy which amortises goodwill over its useful life, not exceeding 20 years.  Under the new policy, amortisation will no longer be charged.  However, post the transition date of 1 July 2004, the write down of goodwill will be recognised immediately in the Statement of Financial Performance to the extent the goodwill is impaired.

Potentially higher expenses may result in the event of a business combination because an acquiring entity will not be permitted to recognise liabilities for terminating or reducing the activities of the acquired entity as part of allocating the cost of the business acquisition.  Any such liabilities existing at transition will be adjusted against opening retained earnings.

An election is available in AASB 1 which provides the ability to choose whether the acquisition accounting of business combinations prior to transition date is restated under AIFRS.  Entities can choose to restate all prior business combinations; only those after a certain date; or none at all.  The consolidated entity currently expects to take advantage of the election available and not restate business combinations prior to transition date.

(b)           Impairment of Assets

Under Accounting Standard AASB 136 “Impairment of Assets”, the recoverable amount of an asset is determined as the higher of fair value less costs to sell and value in use.  This will result in a change in the consolidated entity’s current accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows.

An impairment assessment is being undertaken as of the date of transition.  Other than for goodwill, which must be tested for impairment annually, assets will be tested in future periods where there is an indicator of impairment.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset.  The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance.  The impact of discounting will reduce the recoverable amount calculated and therefore may result in the recognition of impairment losses.

Under the new policy, the potential impact is increased volatility of earnings through the Statement of Financial Performance in the event of an impairment.

(c)           Income Taxes

Under Accounting Standard AASB 112 ‘Income Taxes’, the consolidated entity will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based Balance Sheet.  In addition, the test for recognition of tax losses will change from virtually certain to a test of probability.  It is likely that adjustments to deferred tax assets and liabilities may be required as a result of the requirements to tax effect Balance Sheet items and other transactions, not previously considered within the consolidated entity’s tax calculation.

The full tax consequences of the impact of adoption of AASB 112 are being considered and the consolidated entity continues to gather detailed and complex information to assess the transition and ongoing impact of this standard.  Technical aspects of AASB 112 are also the subject of further clarification as to their application to the consolidated entity.

(d)           Employee Benefits

Under Accounting Standard AASB 119 ‘Employee Benefits’, employer sponsors are required to recognise the net surplus or deficit in their employer sponsored defined benefit funds as an asset or liability, respectively.  This will result in a change in the current accounting policy which does not recognise the net assets/liabilities of defined benefit funds unless the consolidated entity has a present obligation in relation to any deficit.

The initial net deficit for the consolidated entity will be disclosed as a financial liability and, on transition, will be charged to retained earnings.  Employee expenses will increase due to the recognition of current service costs in the Statement of Financial Performance.  The consolidated entity currently expects to elect to record actuarial gains and losses directly though retained earnings.

The consolidated entity is well advanced in completing its assessment and review of the actuarial assessment of the transition effect of adopting this standard and the impact on the 2005 financial year.

(e)           Share-Based Payments

The consolidated entity does not currently recognise an expense for options issued to employees.  Under Accounting Standard AASB 2 ‘Share-Based Payment’, the consolidated entity will recognise an expense for all share-based remuneration including options and other forms of equity based remuneration such as Amcor’s Employee Incentive Share Plans.   The expense will represent the fair value of instruments measured at grant date, recognised over the period of service by the employee to which the equity based remuneration relates.

On transition, only those instruments granted after 7 November 2002 remaining unvested at 1 January 2005 are recognised.  This change in accounting policy will result in a nil impact on equity.

In addition, our interpretation of AASB 2 will require that shares issued under employee incentive share plans in conjunction with non-recourse loans are to be accounted for as options.  As a result, the amounts receivable from employees will be deducted from share capital on transition to AIFRS.

(f)            Financial Instruments

In addition to items (a) to (e) discussed above, the following changes in accounting policy will impact retained earnings as at 1 July 2005.  An exemption is available under AASB 1 not to restate comparatives in relation to the adoption of AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement”.  The consolidated entity currently expects that it will apply this exemption.

All financial assets and liabilities, including derivative contracts will be recognised on the consolidated entity’s Statement of Financial Position and measured at fair value.   This will result in an increase in total assets and total liabilities.

The consolidated entity expects that under AIFRS it will be required to re-classify the Perpetual Amcor Convertible Reset Securities as debt rather than equity.  Interest accruing on these reset securities will be recorded as a borrowing cost expense rather than a distribution from retained earnings.

In addition, it is expected that the Statement of Financial Position will also be impacted by the recognition of certain securitised assets and off-balance sheet programs.

AIFRS recognises fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations.  Any ineffective portion of hedges are to be recognised in the Statement of Financial Performance, which will increase volatility of reported profit.  The consolidated entity expects to predominantly use cash flow hedging in respect of its interest rate risk hedges and foreign exchange contracts held for hedging purposes with changes in fair value reflected in equity reserves.

Directors’ declaration

In the opinion of the directors of Amcor Limited:

1.         the financial statements and notes set out on pages 4 to 17 are in accordance with the Corporations Act 2001, including:

(a)           giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b)           complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

2.         there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 17th day of February 2005.

/s/ C I Roberts

C I Roberts
Executive Chairman

Independent review report to the members of Amcor Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Amcor Limited Group (“the consolidated entity”), for the half-year ended 31 December 2004. The consolidated entity comprises Amcor Limited (“the company”) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with the Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

•              enquiries of company personnel; and

•              analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Independent review report to the members of Amcor Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Amcor Limited is not in accordance with:

(a)           the Corporations Act 2001, including:

i)       giving a true and fair view of the consolidated entity’s financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

ii)      complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)           other mandatory financial reporting requirements in Australia.

/s/ KPMG

KPMG

/s/ P M Shannon

P M Shannon
Partner

Melbourne

17th February 2005

Appendix 4D

Half yearly report

Appendix 4D Rule 4.2A.3

Half yearly report

Half-year Ended 31 December 2004

AMCOR LIMITED

ABN 62 000 017 372

2.   Results for announcement to the market

				$A million
2.1 Revenues from ordinary activities	up	8.1%	to	5,603.4

2.2 Profit (loss) from ordinary activities after tax
attributable to members
• Before significant items	up	5.2%	to	225.7
• After significant items	down	11.4%	to	190.1

2.3 Net profit (loss) for the period attributable to
members
• Before significant items	up	5.2%	to	225.7
• After significant items	down	11.4%	to	190.1

Dividends	Amount per security	Franked amount per security
Current period

2.4 Interim dividend	17.0 cents	4.8 cents

Previous corresponding period

2.4 Interim dividend	16.0 cents	6.4 cents

2.5 Record date for determining entitlements to
the dividend	Interim dividend – 2 March 2005

3.   Net tangible assets

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	$2.59	$2.47

1

4.   Details of material entities over which control has been gained or lost

There have been no material entities over which control has been gained or lost

5.   Details of individual dividends and payment dates – refer attached half year accounts.

6.   Details of dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) is in operation. The issue price is calculated on the arithmetic average of the daily weighted average price for the nine ASX business days commencing the 4th March and concluding Thursday, 17th March 2005 inclusive. The last date for receipt of election notices for the dividend reinvestment plan is Wednesday 2nd of March 2005.

7.   Not applicable

8.   Not applicable

9.   The accounts are not subject to audit dispute or qualification (a copy of the review report is included in the half year accounts attached).

Additional Information

Previous
corresponding
Earnings per security (EPS)	Current period	Period
Calculation of the following in
accordance with AASB 1027:
Earnings per Share
(a) Basic EPS	18.6¢	21.9¢

(b) Diluted EPS	18.5¢	21.5¢

(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	878.8 million	858.5 million

/s/ Bert Guy	Date:	17 February 2005
Bert Guy
Company Secretary

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amcor Ltd

By:	/s/ BERT GUY
Name: Bert Guy
Title: Company Secretary

Date  February 17, 2005